Mail Stop 0308
       June 17, 2005

Steven N. Masket, Esq.
Executive Vice President, General Counsel and Secretary
Maidenform Brands, Inc.
154 Avenue E.
Bayonne, NJ 07002

      Re:	Maidenform Brands, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed June 3, 2005
		File No. 333-124228

Dear Mr. Masket:

      We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

15.  Stock Option Plans, page F-32

1. We have reviewed your response to comment 43 in our letter dated
May 19, 2005 and based on the information provided, it does not appear reasonable that there would be such a significant discrepancy between the deemed fair market value of your common stock on
August
4, 2004 versus September 8, 2004 and thereafter.   We note that it
was only after you had your first meetings with potential underwriters for the initial public offering that you went back and reassessed the fair market value of the common shares underlying option issuances in September and thereafter. We are unclear as to why your discussions with the underwriters and pending initial public offering did not also cause you to reassess the fair market value of the common shares underlying option issuances in August 2004, particularly since the options granted in August 2004 were granted less than six months prior to your initial discussions with the underwriters, less than nine months before your initial Form S-1 filing, and only one month before the options granted in September.
Please advise or otherwise revise your financial statements accordingly.

2. Your response to comment 43 in our letter dated May 19, 2004 seems
to suggest that there was a significant increase in the fair market
value of the common stock underlying your options in September
2004
as a result of you beginning to take various steps in
contemplation
of an initial public offering.    Please tell us whether you were
also contemplating an initial public offering in August 2004.   It
may be helpful if you provide minutes of your board of directors meetings between May and August 2004 and/or other contemporaneous documentation which demonstrates whether you had been contemplating an initial public offering prior to September 2004.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding these comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 or me at (202) 551-3720 with any
other questions.

      					Sincerely,



      					H. Christopher Owings
      					Assistant Director



cc. Brian Margolis, Esq.
Proskauer Rose LLP
Fax:  (212) 969-2900


??

??

??

??

Steven N. Masket, Esq.
Maidenform Brands, Inc.
June 17, 2005
Page 1